Form 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1 Name and Address of Company

Mako Mining Corp. ("Mako" or the "Company")
700 - 838 West Hastings Street
Vancouver, British Columbia
V6C 0A6

Item 2 Date of Material Change

September 29, 2025

Item 3 News Release

A news release issued on September 30, 2025 (the "News Release") was disseminated by Mako through Accesswire and was subsequently filed under Mako's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On September 29, 2025, Mako entered into a binding term sheet (the "Term Sheet") with Sailfish Royalty Corp. ("Sailfish") to acquire the Mt. Hamilton Gold-Silver Project (the "Mt. Hamilton Project") located in White Pine County, Nevada, USA, through the acquisition of 100% of Mt. Hamilton LLC ("MH LLC"), the direct owner of the Mt. Hamilton Project, through a series of transactions. Sailfish will acquire MH LLC on an arm's length basis from Mt. Hamilton Holdings LLC, and subsequently transfer the interests to Mako in consideration for a corporate gold stream, to be secured (the "Stream") and a 2% net smelter return ("NSR") royalty on the Mt. Hamilton Project from Mako (see "Related Party Transaction" below). Neither Mako nor Sailfish will issue any equity to complete these transactions.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On September 29, 2025, Mako entered into the Term Sheet with Sailfish to acquire the Mt. Hamilton Project through the acquisition of 100% of MH LLC,  the direct owner of the Mt. Hamilton Project, through a series of transactions. Sailfish will acquire MH LLC on an arm's length basis from Mt. Hamilton Holdings LLC, and subsequently transfer the interests to Mako in consideration for the Stream and the NSR on the Mt. Hamilton Project from Mako (see "Related Party Transaction" below). Neither Mako nor Sailfish will issue any equity to complete these transactions. The acquisition is an accretive acquisition for Mako that fits within the delivery capabilities of Mako's operating team, with all major permits in place to allow for the construction of Mt. Hamilton, in the mining-friendly jurisdiction of Nevada.

Mt. Hamilton Open Pit Heap Leach Gold-Silver Project

The Mt. Hamilton Project has all major state and federal permits to allow construction of an open pit, heap leach gold-silver project, and has a current mineral resource estimate with an effective date of September 23, 2025 (the "Mt. Hamilton MRE") that was prepared by James N. Gray, P.Geo., of Advantage Geoservices Ltd., out of Vancouver, British Columbia, as set forth below. A technical report for the Mt. Hamilton MRE (the "Mt. Hamilton Technical Report") is being prepared by Advantage Geoservices Ltd., APEX Geoscience Ltd. ("APEX") out of Edmonton Alberta and DRA Americas Inc. on behalf of Mako in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and will be filed under the Company's SEDAR+ profile at www.sedarplus.ca within 45 days of the News Release, and posted on the Company's website at www.makominingcorp.com.

Table 1. Mineral Resource Estimate for the Mt. Hamilton gold-silver deposit with an effective date of September 23, 2025.

Category	Tons	Au	Ag	Oz Au	Oz Ag
	(millions)	(oz/ton)	(oz/ton)	(thousands)	(thousands)
Measured	21.00	0.022	0.165	454	3,473
Indicated	8.09	0.015	0.169	124	1,366
M & I	29.09	0.020	0.166	578	4,839
Inferred	1.46	0.015	0.178	21	260

1. The MRE was completed by Mr. James Gray, P. Geo, of Advantage Geoservices Ltd.

2. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

3. Mineral Resources are the portion of the Mt Hamilton deposit that have reasonable prospects of eventual economic extraction by open pit mining method and processed by gold-silver heap leaching.

4. Mineral Resources are constrained oxide and sulfide mineralization inside a conceptual open pit shell. The main parameters for pit shell construction are metal prices of US$2,400/oz gold and US$28/oz silver, variable recovery for gold and silver for oxide and sulfide mineralization by Area, open pit mining costs of US$3.30/ton, heap leach processing costs of US$4.50/ton, general and administrative costs of US$1.65/ton processed, pit slope angles of 50° and a 2.4% royalty.

5. Mineral Resources are shown above a 0.006 oz/ton gold cut-off grade. This is a marginal cut-off grade that generates sufficient revenue to cover conceptual processing, general and off-site costs given metallurgical recovery and long-range metal prices for gold and silver.

6. Units are imperial tons.

7. Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

8. Mineral Resources were prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and CIM MRMR Best Practice Guidelines (2019).

9. The QP is not aware of any known environmental, permitting, legal, taxation, socio-economic, marketing, political or other similar factors which could materially affect the stated Mineral Resources.

The Mt. Hamilton MRE is based on 886 drill holes, totaling 325,960 ft, completed between 1973 and 2012, and is based upon the current interpretation of lithology, structure, and oxidation for the Seligman, Seligman Stock and Centennial areas. Gold ("Au") and silver ("Ag") grades were estimated by Ordinary Kriging, utilizing a block size of 30 x 30 x 15 ft, which is appropriate for an open pit mining operation.

Mt. Hamilton Tungsten Opportunity

The Mt Hamilton Project also hosts a tungsten target, located below and independent of the gold and silver Mt. Hamilton MRE. The tungsten target has been defined by over 100,000 ft of historical exploration drilling. In a report by the Department of the Interior, dated August 25, 2025, tungsten (W) was named as one of the top 10 critical metals listed by their estimated probability-weighted impact of supply disruptions on the U.S. economy. Tungsten is a critical metal for the US Government, especially for national security, defense, and advanced industrial applications.

Mako believes that having a tungsten target located immediately below a permitted gold-silver project enhances its speed to development.

In a historical NI 43-101 Technical Report and Feasibility Study on the Mt. Hamilton Project titled "NI 43-101 Technical Report Feasibility Study Mt. Hamilton Gold and Silver Project, Centennial Deposit and Seligman Deposit White Pine County, Nevada" prepared by SRK Consulting (U.S.) Inc., Report Date October 16, 2014 and Effective Date August 14, 2014 (Re-statement of Reserves), prepared for MH LLC, Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc., a reference was made to a historical reserve estimate on the tungsten target at the Mt. Hamilton Project, prepared by Phillips Petroleum Co., as quoted below:

"Phillips Petroleum Co. (Phillips) acquired much of the area of the current Property in 1968 and, between 1968 and 1982, drilled over 100,000 ft in the exploration for tungsten-copper-molybdenum deposits. A study prepared for Phillips in June 1978 quoted an "ore reserve" of 6.2 Mt at a grade of 0.37% WO3 including 4.2 Mt grading 0.42% WO3, 0.37% Mo and 0.60% Cu."

This "ore reserve" is an historical estimate and is not being treated as a current mineral resource or mineral reserve. It is provided only to illustrate that there is potential for tungsten-copper molybdenum mineralization on the Mt. Hamilton Project. Neither Advantage, APEX (as defined herein), DRA Americas Inc. nor any Mako qualified persons have reviewed this historical information or done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve under NI 43-101. The Company does not have information on the key assumptions, parameters, and methods used to prepare the historical estimate. The Company is not aware of any more recent estimates or data available in respect of the historical estimate. The Company plans to complete a detailed review of the historical drill core and data to verify the geologic model and mineral resource estimate.

Based on Mako's due diligence on the Mt. Hamilton Project, most of the core historically drilled by Phillips is intact and has been stored in the MH LLC facilities, and Mako plans to undertake further exploration work with the goal of rapidly advancing the tungsten-copper-molybdenum exploration target at the Mt. Hamilton Project.

Transaction 1: Sailfish Acquisition of MH LLC

Sailfish will acquire 100% of MH LLC from arm's length party Mt. Hamilton Holdings LLC for a total purchase price of US$40.0 million in cash. Sailfish has received a commitment letter for a US$40 million non-revolving bridge finance facility (the "Wexford-Sailfish Loan") from affiliates of Wexford Capital LP ("Wexford"), the controlling shareholder of both Mako and Sailfish, to fund the cash component of the acquisition. Mako is not a party to the Wexford-Sailfish Loan and will not incur any direct payment obligations or liabilities in connection with such loan. Upon completion of this initial acquisition transaction, Mako has agreed to take over control of the Mt. Hamilton Project and all costs associated therewith, which costs are not anticipated to be material, and work expeditiously with Sailfish to complete the acquisition of MH LLC from Sailfish. For further information, please refer to Sailfish's news release issued on September 30, 2025, which is available on its SEDAR+ profile at www.sedarplus.ca.

Transaction 2: Sale of MH LLC to Mako in exchange for Stream and NSR royalty

The Term Sheet between Sailfish and Mako provides for the transfer of 100% of MH LLC to Mako in exchange for consideration consisting of the Stream and NSR royalty.

Under the terms of the Stream, Sailfish will purchase from Mako approximately 341.7 troy ounces of gold per month at a price of 20% of the London Bullion Market Association PM Fix price for a period of 60 months (the "Stream Period") commencing immediately following the closing of this second acquisition transaction.

Although production supporting delivery of gold during the majority of the Stream Period is expected to be from the Mt. Hamilton Project, Mako will have the right to source monthly mineral deliveries from its other projects as well as by way of the purchase of silver and/or gold credits or the delivery of gold equivalent ounces. The number of troy ounces of gold to be purchased by Sailfish will be subject to adjustment pursuant to a put/call structure whereby the monthly stream amount will be adjusted, if necessary, to ensure that the stream amount consists of such number of troy ounces of gold of no less than the net equivalent margin of US$738,000.00, which is equivalent to US$2,700/oz Au and no more than the net equivalent margin of US$1,011,333.33, which is equivalent to US$3,700/oz Au. Upon completion of the Stream Period, Mako will grant Sailfish the NSR royalty on all mineral production with respect to the Mt. Hamilton Project.

Mako and Sailfish will enter into a definitive purchase agreement in connection with completing the acquisition, which shall contain certain conditions precedent including, but not limited to, obtaining all required special committee and board approvals for the transaction, disinterested approval of the shareholders of each of Mako and Sailfish to be obtained at respective special meetings of shareholders, and all required approvals including the approval of the TSX Venture Exchange. In the event that the requisite shareholder and/or regulatory approvals for the transaction are not received and the definitive agreement is terminated, Wexford, or a nominee thereof, will purchase MH LLC and the Mt. Hamilton Project, including all rights, obligations and liabilities in connection therewith, with the exception of any costs or liabilities incurred by Mako from the date Mako took over control of the Mt. Hamilton Project to the completion of the sale to Wexford which are not anticipated to be material (the "Fallback Sale"). The purchase price for the Fallback Sale shall be equal to the then outstanding principal and interest amount owing by Sailfish to Wexford under the Wexford-Sailfish Loan and is expected to be settled by a triparty offset arrangement amongst Mako, Sailfish and Wexford, following which Mako will have no outstanding payment obligations or liabilities to either Sailfish or Wexford in connection with the transaction. In the event of a Fallback Sale, the Stream and Royalty Agreement will be rescinded without the secured Stream or NSR royalty having come into force or effect, and there will be no ongoing obligations or liabilities of Mako to Sailfish thereunder.

Mt. Hamilton Project - Property Description and Geology

The Mt. Hamilton Project includes private land and unpatented mining claims on federal land, and is controlled through direct ownership and through lease agreements, totaling approximately 4,530 acres. Most of the federal land, including the land containing the Mt. Hamilton MRE, is administered by the U.S. Forest Service, an agency of the U.S. Department of Agriculture, while the balance is administered by the United States Bureau of Land Management, an agency of the U.S. Department of the Interior.

Mineralization at the Mt. Hamilton Project is characterized by an early polymetallic tungsten-copper-molybdenum plus gold-silver skarn-related phase, and a late gold-silver epithermal overprint. Gold-silver mineralization at Mt. Hamilton occurs within a broad north trending zone of anomalous gold-silver and is hosted in three contiguous areas known as Seligman, Seligman Stock and Centennial. Combined mineralization spans an area approximately 5,800 ft long and 2,000 ft wide, and ranges from exposed at surface to 730 ft below surface.

High and low-angle faults, along with skarn assemblages developed along lithologic contacts, are the main controls to gold-silver mineralization. Gold occurs as free gold, in association with sulfide minerals (pyrite and arsenopyrite), and oxide minerals (hematite and goethite), disseminated with clay, and encapsulated within quartz (Paster; 1988, 1989, and 1990).

These geological descriptions as well as additional technical information will be in the Mt. Hamilton Technical Report containing the Mt. Hamilton MRE.

Qualified Persons

James N. Gray, P.Geo., of Advantage Geoservices Ltd., is an independent "qualified person" within the meaning of NI 43-101 and has reviewed and approved the Mt. Hamilton MRE set out in this report and Michael Dufresne, M.Sc., P.Geo., of APEX Geoscience Ltd., is an independent "qualified person" within the meaning of NI 43-101 and has reviewed and approved all other scientific and technical information in this report.

Related Party Transaction

As both Mako and Sailfish are controlled by Wexford, or private investment funds controlled by Wexford, Sailfish is considered to be a related party of Mako, and each of Mako and Sailfish are considered to be related parties of Wexford. As a result, Mako's acquisition from Sailfish, inclusive of the conditional Fallback Sale should such sale become necessary, constitutes a related party transaction within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Pursuant to Section 5.5(a) and 5.7(1) of MI 61-101, Mako is exempt from securities law requirements to obtain a formal valuation and minority approval of its shareholders for the related party transaction under the requirements of MI 61-101 on the basis that the fair market value of the transaction is below 25% of Mako's market capitalization, as determined in accordance with MI 61-101.

Special Committee

As a result of Mako's acquisition transaction from Sailfish constituting a related party transaction, and certain conflicts of interest as a result of cross-directorships held by each of Akiba Leisman, Chief Executive Officer of Mako and Asheef Lalani, director of Mako and Paul Jacobi, director of Mako, being a managing director of Wexford, the board of directors of Mako appointed a special committee (the "Special Committee") consisting of John Hick (Chair), Mario Caron, Laurie Gaborit and Eric Fier to assist in the independent evaluation and supervision of the transaction and to consider and make its recommendations to the non-conflicted members of board of directors (the "Board"). Following receipt of legal and financial advice, and after taking into account the alternatives available to the Company, the Special Committee unanimously recommended that the Board approve the transaction and the Term Sheet, and the Board, following the report of the Special Committee, determined to approve the transaction and the Term Sheet as being in the best interests of the Company and fair to the Company's securityholders (with Messrs. Leisman, Lalani and Jacobi each declaring his interest and abstaining from deliberations and voting).

Special Meeting of Shareholders

Mako has determined to seek disinterested shareholder approval for the related party transaction, inclusive of the conditional Fallback Sale, under the policies of the TSXV, and intends to mail a management information circular to shareholders in respect of a special meeting of shareholders to be held in connection with the approval of the transaction in the coming weeks. Additional details regarding the terms and conditions of the transaction as well as the rationale for the approvals made by the Special Committee and the Board will be set out in the information circular which, together with the definitive agreement, will be available under the Company's SEDAR+ profile at www.sedarplus.ca.

Advisors and Counsel

Stifel Canada is acting as financial advisor to the special committee of Mako, and Cassels Brock & Blackwell LLP is acting as Canadian legal counsel and Spencer Fane LLP is acting as United States legal counsel.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Akiba Leisman
Chief Executive Officer
Tel: 917-558-5289
Email: aleisman@makominingcorp.com

Item 9 Date of Report

October 9, 2025

Cautionary Note Regarding Forward Looking Information

This report contains "forward-looking information" within the meaning of applicable Canadian securities laws. Statements in this report, other than statements of historical facts, are forward looking statements. Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this report includes, without limitation, Mako's intention to enter into a definitive purchase agreement and the Stream and Royalty Agreement with Sailfish, and obtaining all special committee recommendations and board approvals in connection therewith; the holding of a special meeting of shareholders of Mako in connection with seeking approval for the related party transactions; the completion and filing of the Mt. Hamilton Technical Report within 45 days of the News Release; Mako's plans to undertake further exploration work with the goal of rapidly advancing the tungsten-copper-molybdenum exploration target at the Mt. Hamilton Project; the anticipated completion of the contemplated transactions, including receipt of all requisite regulatory and shareholder approvals; and Mako's expectations regarding the accretive nature of the proposed acquisition and Mako's operational team being able to deliver on Mt. Hamilton. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These risk factors include the Company not obtaining all necessary special committee recommendation and board approval and successfully entering into of a definitive agreement and the Stream and Royalty Agreement with Sailfish; not receiving all of the requisite shareholder and regulatory approvals including the approval of TSXV, in a timely manner or at all; changes in the Company's plans for the Mt. Hamilton Project; changes in market conditions and the execution of Mako's business strategies; the Company's dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets; health, safety and environmental risks and hazards to which the Company's operations are subject; the Company's ability to maintain or increase present level of gold production; access to financing; uncertainty in the estimation of mineral resources; reliance on mineral project infrastructure and supply chains; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company's operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company's compliance with anti-corruption laws; the availability and performance of contractors and suppliers; cost overruns; risks relating to acquisitions; title disputes or claims; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; fluctuating currency exchange rates (including the US Dollar); taxation risks; labour and employment relations; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company's results of operations and market price of common shares; force majeure events; transactions that may result in dilution to common shares; the Company's dependence on key management personnel and executives; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with the securities regulatory authorities in Canada on SEDAR+ at www.sedarplus.ca. Although Mako has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors that could cause actual results or future events to differ materially from those expressed. Accordingly, readers should not place undue reliance on forward-looking information. Mako disclaims any obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws.